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                                                                    EXHIBIT 99.1

                                                           [English Translation]

                                                                    June 9, 2003

                                               CORPORATE DISCLOSURE UPON INQUIRY
               RE: Acquisition of Dreamline's broadband Internet access business



                              HANARO TELECOM, INC.



Dreamline Co., Ltd. ("Dreamline"), one of Hanaro Telecom, Inc.'s (the "Company") affiliated companies, has talked to the Company regarding the possible acquisition by the Company of Dreamline's broadband Internet access business, and the Company has been studying the feasibility of the acquisition. However, there has been to date no detailed or specific determination concerning such possibility. Any material development on this issue will be promptly announced going forward.